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                      [SHEARMAN & STERLING LLP LETTERHEAD]



(415) 616-1181

FOIA CONFIDENTIAL TREATMENT REQUEST


                                  June 27, 2006

VIA EDGAR AND BY HAND

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  Mr. Andrew Blume, Esq.

      RE: SUPPLEMENTAL RESPONSE LETTERS FILED MAY 18, 2006 AND JUNE 27, 2006 EDDIE BAUER HOLDINGS, INC.
            REGISTRATION STATEMENT ON FORM 10 (FILE NO. 000-51676)
            FILED MAY 31, 2006

Dear Mr. Blume:

      On behalf of our client, Eddie Bauer Holdings, Inc. (the "Company"), we respectfully request, for reasons of business confidentiality, confidential treatment, pursuant to the provisions of 17 C.F.R. ss.200.83 ("Rule 83"), of the redacted portions (the "Redacted Portions") in (i) the response letter, dated May 18, 2006 (the "May 18 Response Letter"), from Shearman & Sterling LLP on behalf of the Company to the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") setting forth the Company's responses to the oral comments of the Staff provided pursuant to a telephone conversation on February 15, 2006 concerning the Registration Statement on Form 10 filed by the Company with the Commission on December 15, 2005 and subsequently withdrawn on January 25, 2006 and (ii) the response letter, dated June 27, 2006 (the "June 27 Response Letter", together with the May 18 Response Letter, the "Response Letters"), from Shearman & Sterling LLP on behalf of the Company to the Staff setting forth the Company's responses to the comments of the Staff provided pursuant to a letter to the Company, dated May 31, 2006, with respect to the Registration Statement on Form 10, File No. 000-51676, as amended (the "Registration Statement"), filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), on May 1, 2006.

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      In connection with the Response Letters, we also specifically request that, pursuant to the Freedom of Information Act (5 U.S.C. ss.552(b) ("FOIA")), Rule 83 and all other applicable rules of the Commission, any memoranda, notes or other writings of any sort whatsoever which are or have been made by any employee of the Commission (or of any other government agency) which incorporate, include or relate to any of the matters (i) relating to the Redacted Portions or (ii) referred to in any conference, meeting, telephone conversation or interview between (a) employees, representatives, agents and/or counsel of the Company, or any of their respective affiliates, and (b) employees of the Commission (or any other governmental agency) be maintained in confidence and not be made part of any public writing and not be disclosed to any person.

      If any person who is not an employee of the Commission (including any other government employee) requests an opportunity to inspect or copy any Response Letter, including any Redacted Portions, we specifically request that we be (i) promptly notified of any such request, (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to such request), and (iii) given sufficient advance notice of any intended release so that the Company, and its counsel, if deemed necessary or appropriate, may pursue any available remedies. If the Commission is not satisfied that the Redacted Portions are exempt from disclosure pursuant to FOIA, Rule 83 and the applicable rules of the Commission, we hereby request an opportunity to be heard on such matter.

      All notices and orders should be directed to:

      Ms. Shelley Milano
      Senior Vice President and General Counsel
      Eddie Bauer Holdings, Inc.
      15010 NE 36th Street
      Redmond, WA 98052
      T: (425) 755-6179
      F: (425) 755-7671

      with a copy to:

      Mr. Mark K. Hyland
      Shearman & Sterling LLP
      525 Market Street
      San Francisco, CA 94105
      T: (415) 616-1181
      F: (415) 616-1199

      Pursuant to Rule 83, a copy of this request (but not the Response Letters, including the Redacted Portions) is being delivered to the Office of Freedom of Information and Privacy Act Operations of the Commission. In addition, each of the Response Letters have been marked "CONFIDENTIAL TREATMENT OF SPECIFIED MATERIAL REQUESTED BY EDDIE BAUER HOLDINGS PURSUANT TO RULE 83."

                  CONFIDENTIAL TREATMENT OF SPECIFIED MATERIAL
             REQUESTED BY EDDIE BAUER HOLDINGS PURSUANT TO RULE 83
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      If you have any questions or wish to discuss the matter further, please contact the undersigned at (415) 616-1181.

                                                 Very truly yours,

                                                 /s/ Mark K. Hyland

                                                 Mark K. Hyland



cc:   Mr. Matthew J. Benson, Esq., Securities and Exchange Commission

      Office of Freedom of Information and Privacy Act Operations
      Securities and Exchange Commission
      Operations Center
      6432 General Green Way
      Alexandria, VA 22312-2413

      Shelley Milano, Eddie Bauer Holdings, Inc.
      Abigail Arms, Shearman & Sterling LLP




















                  CONFIDENTIAL TREATMENT OF SPECIFIED MATERIAL
             REQUESTED BY EDDIE BAUER HOLDINGS PURSUANT TO RULE 83